                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                         Filed Pursuant to File 13d-2(a)


                            ConMat Technologies, Inc.
                            -------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   207409103
                                   ---------
                                 (CUSIP Number)


                           Lawrence D. Rovin, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-2898
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 26, 2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: |_|

------------------------------ ------------------------- ----------------------

CUSIP No. 207409103                      13D               Page 2 of 8 Pages
------------------------------ ------------------------- ----------------------

----------- --------------------------------------------------------------------------------------------------------

    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              Edward F. Sager, Jr.
----------- --------------------------------------------------------------------------------------------------------

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                    (a)  |X|

                                                                                                    (b)  |_|
----------- --------------------------------------------------------------------------------------------------------

    3.      SEC USE ONLY
----------- --------------------------------------------------------------------------------------------------------

    4.      SOURCE OF FUNDS:

                              PF, AF
----------- --------------------------------------------------------------------------------------------------------

    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                                                             |_|
----------- --------------------------------------------------------------------------------------------------------

    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                              United States of America
----------- --------------------------------------------------------------------------------------------------------

             NUMBER OF                      7.       SOLE VOTING POWER
               SHARES                                         o  200,825 shares purchased by Mr. Sager on
            BENEFICIALLY                                         April 26, 2002
              OWNED BY                                        o  22,500 shares under warrant hold by the Mr. Sager
               EACH                    ------------- ---------------------------------------------------------------
             REPORTING
              PERSON                        8.       SHARED VOTING POWER
               WITH                                           o  166,667 shares under warrant held by Mentor Special
                                                                 Situation Fund, L.P.
                                       ------------- ---------------------------------------------------------------

                                            9.       SOLE DISPOSITIVE POWER
                                                              o  200,825 shares purchased by Mr. Sager on
                                                                 April 26, 2002
                                                              o  22,500 shares under warrant held by Mr. Sager
                                       ------------- ---------------------------------------------------------------

                                           10.       SHARED DISPOSITIVE POWER
                                                              o  166,667 shares under warrant held by Mentor Special
                                                                 Situation Fund, L.P.
----------- --------------------------------------------------------------------------------------------------------

   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     389,992
----------- --------------------------------------------------------------------------------------------------------

   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                              |_|
----------- --------------------------------------------------------------------------------------------------------

   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              13.05%(1)
----------- --------------------------------------------------------------------------------------------------------

   14.      TYPE OF REPORTING PERSON
                              IN
----------- --------------------------------------------------------------------------------------------------------

--------
(1) Based upon 2,988,083 shares of Common Stock outstanding on December 19, 2001, as reported in the Issuer's Form 10-QSB filed with the Securities and Exchange Commission on December 21, 2001.

------------------------------ ------------------------- ----------------------

CUSIP No. 207409103                      13D               Page 3 of 8 Pages
------------------------------ ------------------------- ----------------------

----------- --------------------------------------------------------------------------------------------------------

    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              George P. Stasen
----------- --------------------------------------------------------------------------------------------------------

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                    (a)  |X|

                                                                                                    (b)  |_|
----------- --------------------------------------------------------------------------------------------------------

    3.      SEC USE ONLY
----------- --------------------------------------------------------------------------------------------------------

    4.      SOURCE OF FUNDS:

                              PF, AF
----------- --------------------------------------------------------------------------------------------------------

    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                                                             |_|
----------- --------------------------------------------------------------------------------------------------------

    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                              United States of America
----------- --------------------------------------------------------------------------------------------------------

             NUMBER OF                      7.       SOLE VOTING POWER
              SHARES                                          o  7,500 shares under warrant hold by the Mr. Stasen
            BENEFICIALLY               ------------- ---------------------------------------------------------------
             OWNED BY
               EACH                         8.       SHARED VOTING POWER
             REPORTING                                        o  166,667 shares under warrant held by Mentor Special
              PERSON                                             Situation Fund, L.P.
               WITH                    ------------- ---------------------------------------------------------------

                                            9.       SOLE DISPOSITIVE POWER
                                                              o  7,500 shares under warrant held by Mr. Stasen
                                       ------------- ---------------------------------------------------------------

                                           10.       SHARED DISPOSITIVE POWER
                                                              o  166,667 shares under warrant held by Mentor Special
                                                                 Situation Fund, L.P.
----------- --------------------------------------------------------------------------------------------------------

   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     174,167
----------- --------------------------------------------------------------------------------------------------------

   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                              |_|
----------- --------------------------------------------------------------------------------------------------------

   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              5.83%(2)
----------- --------------------------------------------------------------------------------------------------------

   14.      TYPE OF REPORTING PERSON
                              IN
----------- --------------------------------------------------------------------------------------------------------

--------
(2) Based upon 2,988,083 shares of Common Stock outstanding on December 19, 2001, as reported in the Issuer's Form 10-QSB filed with the Securities and Exchange Commission on December 21, 2001.

------------------------------ ------------------------- ----------------------

CUSIP No. 207409103                      13D               Page 4 of 8 Pages
------------------------------ ------------------------- ----------------------

----------- --------------------------------------------------------------------------------------------------------

    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              Mentor Special Situation Fund, L.P.
----------- --------------------------------------------------------------------------------------------------------

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                    (a)   |X|

                                                                                                    (b)   |_|
----------- --------------------------------------------------------------------------------------------------------

    3.      SEC USE ONLY
----------- --------------------------------------------------------------------------------------------------------

    4.      SOURCE OF FUNDS:

                              WC
----------- --------------------------------------------------------------------------------------------------------

    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                                                             |_|
----------- --------------------------------------------------------------------------------------------------------

    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                              Pennsylvania
----------- --------------------------------------------------------------------------------------------------------

             NUMBER OF                      7.       SOLE VOTING POWER
               SHARES                                         166,667 shares under warrant
            BENEFICIALLY               ------------- ---------------------------------------------------------------
              OWNED BY
                EACH                        8.       SHARED VOTING POWER
              REPORTING                                       None.
                PERSON                 ------------- ---------------------------------------------------------------
                 WITH
                                            9.       SOLE DISPOSITIVE POWER
                                                              166,667 shares under warrant
                                       ------------- ---------------------------------------------------------------

                                           10.       SHARED DISPOSITIVE POWER
                                                              None.
-------------------------------------- ------------- ---------------------------------------------------------------

   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 166,667 shares
----------- --------------------------------------------------------------------------------------------------------

   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                              |_|
----------- --------------------------------------------------------------------------------------------------------

   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              5.58%(3)
----------- --------------------------------------------------------------------------------------------------------

   14.      TYPE OF REPORTING PERSON
                              IC
----------- --------------------------------------------------------------------------------------------------------

--------
(3) Based upon 2,988,083 shares of Common Stock outstanding on December 19, 2001, as reported in the Issuer's Form 10-QSB filed with the Securities and Exchange Commission on December 21, 2001.

------------------------------ ------------------------- ----------------------

CUSIP No. 207409103                      13D               Page 5 of 8 Pages
------------------------------ ------------------------- ----------------------

Item 1.

Security and Issuer.

         This statement relates to the common stock (the "Common Stock") of ConMat Technologies, Inc., Franklin Avenue and Grant Street, Phoenixville, Pennsylvania 19460.

Item 2.  Identity and Background.

         (a) Edward F. Sager, Jr. in his individual capacity and as a general partner of Mentor Partners, a Pennsylvania partnership. George P. Stasen in his individual capacity and as a general partner of Mentor Partners, a Pennsylvania partnership. Mentor Partners is the general partner of Mentor Special Situation Fund, L.P., a Pennsylvania limited partnership ("Mentor").

         (b) 570 Nottingham Drive, Yardley, Pennsylvania 19067.

         (c) Mr. Sager's principal occupation is President of Mentor Capital Partners, Ltd., P.O. Box 560, Yardley, Pennsylvania 19067, a venture capital and private equity firm that invests in companies primarily in the Mid-Atlantic region. Mr. Stasen's principal occupation is Vice President of Mentor Capital Partners, Ltd.

         (d) During the last five years neither Mr. Sager, Mr. Stasen nor Mentor has been convicted in a criminal proceeding.

         (e) During the last five years neither Mr. Sager, Mr. Stasen nor Mentor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them has been subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities law or findings any violation with respect to such laws.

         (f) Mr. Sager and Mr. Stasen are citizens of the United States. Mentor is formed under the laws of the State of Pennsylvania.

------------------------------ ------------------------- ----------------------

CUSIP No. 207409103                      13D               Page 6 of 8 Pages
------------------------------ ------------------------- ----------------------


Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Sager used personal funds to acquire 200,825 shares of Common Stock on April 26, 2002. Mr. Sager paid $0.04 a share for an aggregate of $8,033.00 as consideration for such securities.

         Mentor was issued a warrant to purchase 166,667 shares of Common Stock for $3.00 a share on December 8, 1998 in connection with its purchase of the Issuer's Series B Preferred Stock. The warrant expires on December 31, 2005.

Item 4. Purpose of Transaction.

         Mr. Sager purchased, for investment purposes, 200,825 shares of Common Stock from Polychem Corporation, a Pennsylvania corporation and wholly-owned subsidiary of the Issuer, pursuant to a transaction that was consummated by the parties on or prior to April 26, 2002 (see Item 6). Mentor purchased the warrant exercisable for 166,667 shares of Common Stock from the Issuer on December 8, 1998 in connection with its purchase of the Issuer's Series B Preferred Stock.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Sager beneficially owns 389,992 shares of Common Stock, which represents 13.05% of the Issuer's outstanding Common Stock. Mr. Stasen beneficially owns 174,167 of Common Stock, which represents 5.83% of the Issuer's outstanding Common Stock. Mentor beneficially owns 166,667 shares of Common Stock, which represents 5.58% of the Issuer's outstanding Common Stock. These calculations are based upon 2,988,083 shares of Common Stock outstanding on December 19, 2001, as reported in the Issuer's Form 10-QSB filed with the Securities and Exchange Commission on December 21, 2001.

------------------------------ ------------------------- ----------------------

CUSIP No. 207409103                      13D               Page 7 of 8 Pages
------------------------------ ------------------------- ----------------------


         (b) Mr. Sager has the sole power to vote and to dispose of 223,325 shares of Common Stock. Mr. Stasen has the sole power to vote and to dispose of 7,500 shares of Common Stock. Mr. Sager and Mr. Stasen share the power to vote or to dispose of the 166,667 shares of Common Stock issuable upon exercise of the Mentor warrant. Mr. Sager and Mr. Stasen are the general partners of Mentor Partners and have equal voting rights.

         (c) On April 26, 2002, Mr. Sager purchased 200,825 shares of the Issuer's Common Stock from Polychem for $.04 per share. On December 8, 1998, Mentor acquired the warrant exercisable for 166,667 shares of Common Stock in connection with its purchase of 166,667 of shares of the Issuer's Series B Preferred Stock for $3.00 per share.

         (d) None.

         (e) None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

------------------------------ ------------------------- ----------------------

CUSIP No. 207409103                      13D               Page 8 of 8 Pages
------------------------------ ------------------------- ----------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May  _, 2002                   /S/ EDWARD F. SAGER, JR.
                                      ---------------------------
                                      Edward F. Sager, Jr.

                                      /S/ GEORGE P. STASEN
                                      ---------------------------
                                      George P. Stasen

                                      MENTOR SPECIAL SITUATION FUND, L.P.

                                      By:   Mentor Partners, its General Partner

                                      By:   /S/ EDWARD F. SAGER, JR.
                                            --------------------------
                                            Edward F. Sager, Jr.
                                            General Partner

                                      By:   /S/ GEORGE P. STASEN
                                            --------------------------
                                            George P. Stasen
                                            General Partner